FORM 11-K

               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549



(MARK ONE)

(X)  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the Calendar year ended December 31, 2001

(  ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
     THE SECURITIES  EXCHANGE ACT OF 1934

     For the transition period from            to
                                    ----------    --------------

     Commission File Number           1-5807
                           ---------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Ennis Business Forms, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Ennis Business Forms, Inc.
               1510 North Hampton Road, Suite 300
                        DeSoto, TX  75115

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

         Financial Statements and Supplemental Schedule
                      (Modified Cash Basis)

              As of December 31, 2001 and 2000 and
              for the Year ended December 31, 2001

             ENNIS BUSINESS  FORMS, INC. 401(k) PLAN

                        Table of Contents



                                                            Page

  Report of Independent Auditors - Ernst & Young LLP          1

  Report of Independent Auditors - KPMG LLP                   2

  Statements of  Net Assets Available for Benefits
    (Modified Cash Basis) at December 31, 2001 and 2000       3

  Statement of Changes in Net Assets Available for Benefits
    (Modified Cash Basis) for the year ended
    December 31, 2001                                         4

  Notes to Financial Statements (Modified Cash Basis)         5

  Supplemental Schedule

  Schedule H, Line 4i - Schedule of Assets (Held at End of
    Year)(Modified Cash Basis)                                9

                  Independent Auditors' Report



To the Participants and Administrator
Ennis Business Forms, Inc. 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the Ennis Business Forms, Inc. 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis Business Forms, Inc. 401(k) Plan as of December 31, 2001, and the changes in net assets available for benefits (modified cash basis) for the year then ended in conformity with the modified cash basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                              /s/ Ernst & Young LLP

Dallas, Texas
April 30, 2002

                  Independent Auditors' Report



To the Participants and Administrator
Ennis Business Forms, Inc. 401(k) Plan:


We   have  audited  the  accompanying  statement  of  net  assets available for benefits of the Ennis Business Forms, Inc. 401(k) Plan (the Plan) (Modified Cash Basis) as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in note 2, this financial statement was prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Ennis Business Forms, Inc. 401(k) Plan as of December 31, 2000, in conformity with the modified cash basis of accounting as described in note 2.


                              /s/ KPMG LLP


Dallas, Texas
June 29, 2001

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

         Statements of Net Assets Available for Benefits
                      (Modified Cash Basis)

                   December 31, 2001 and 2000


                                         2001        2000
                                         ----        ----

Assets:
  Investments, at fair value:
    Investments held by Trustee       $14,062,430  $7,750,580
    Participant loans                     586,337     336,343
                                       ----------   ---------

Net assets available for benefits     $14,648,767  $8,086,923
                                       ==========   =========































See accompanying notes.

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

    Statement of Changes in Net Assets Available for Benefits
                      (Modified Cash Basis)

                  Year ended December 31, 2001



Additions to net assets attributed to:
  Employee contributions                                           $ 1,697,683
  Rollover contributions                                               230,070
  Employer contributions                                                58,347
  Investment income (loss):
    Interest and dividends                                             215,982
    Net depreciation in fair value of
    investments                                                     (2,852,203)
                                                                    ----------

Net additions:                                                        (650,121)
                                                                    ----------

Deductions from net assets attributed to:
  Administrative expenses                                               33,519
  Benefits paid and withdrawals                                        932,663
                                                                    ----------

Total deductions:                                                      966,182
                                                                    ----------

Net decrease prior to transfers:                                    (1,616,303)

Net assets transferred from Northstar
  Computer Forms, Inc. 401(k) Profit
     Sharing Plan                                                    8,178,147
                                                                    ----------

Net increase                                                         6,561,844

Net assets available for benefits at
  beginning of year                                                  8,086,923
                                                                    ----------

Net assets available for benefits at end
  of year                                                          $14,648,767
                                                                    ==========








See accompanying notes.

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                  Notes to Financial Statements
                      (Modified Cash Basis)

                        December 31, 2001

1. Description of the Plan

   The following description of the Ennis Business Forms, Inc. (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   (a) General

       The Plan was formed February 1, 1994 and is a defined contribution plan covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (IRC). In addition, the financial statements have been prepared in compliance with ERISA.

   (b) Eligibility

       Employees age 18 and older of the Company are eligible to participate in the Plan after completing 60 days of service, as defined by the Plan.

   (c) Contributions

       Participants may make voluntary contributions to the Plan ranging from 1% to 20% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows rollovers of distributions from other qualified plans. The Plan provides for 50% employer matching contribution or discretionary employer contributions not to exceed $1,000 for certain employees not enrolled in the Pension Plan for Employees of Ennis Business Forms, Inc. Eligibility for employer contributions depends on the participant's employment location.

   (d) Participant Accounts

       Each participant's account is credited with the participant's contribution and allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's interest in his or her account.

   (e) Vesting

       Participants are immediately vested in their contributions plus actual earnings thereon and qualified employer matching contributions.

   (f) Loans

       Under provisions of the Plan, participants may borrow up to 50% of their total account balance up to a maximum of $50,000. Loan repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All loans are considered a directed investment from the participant's Plan account with all payments of principal and interest credited to the participant's account. A maximum number of two outstanding loans are allowed per individual. The minimum loan is $1,000 and requires a $75 set-up fee payable for each loan. The interest rate is determined based on the prime rate as determined by the Plan's trustee plus 2%.

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                      (Modified Cash Basis)


2. Summary of Significant Accounting Policies

   (a) Basis of Accounting

       The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned, and certain deductions are recognized when paid rather than when the obligation is incurred. Investments are adjusted to fair value for presentation in the accompanying financial statements. Purchases and sales are recorded on a trade-date basis. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

   (b) Use of Estimates

       The preparation of financial statements in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   (c) Investments

       Investments in registered investment companies are valued at published market prices, which represent the net asset value of the shares held by the Plan at year-end. Units of common collective trusts are valued based on the fair value of the underlying assets of the trust as determined by the trust sponsor. Common stock is valued at the quoted market price on the last business day of the year. Money market funds are valued at cost, which approximates market value. Participant loans are valued at cost, which approximates fair value.

   (d) Benefits paid to Participants

       Benefits paid to participants are recorded as a reduction of assets available for benefits when paid.

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                      (Modified Cash Basis)

3. Investments

   Participants may direct the allocation of amounts deferred to the available investment funds. Provisions of the plan allow participant contributions in 5% increments to be vested in any of the available funds.

   The Plan's investments, at fair value, at December 31, 2001 and 2000 were comprised of the following:

                                               2001         2000
                                               ----         ----

   INVESCO IRT Stable Value Fund          $         -   $  527,061
   Wells Fargo Treasury Plus Money Market   2,282,340      131,401
   INVESCO Select Income Fund                       -       58,293
   Pimco Total Fund                           307,879            -
   Janus Balanced Fund                      1,023,648      917,902
   Wells Fargo LifePath 2010 Fund             120,962        3,766
   Wells Fargo LifePath 2020 Fund             541,653        9,177
   Wells Fargo LifePath 2030 Fund           1,938,833       23,368
   Wells Fargo LifePath 2040 Fund             136,685        1,361
   American Century Income & Growth Fund            -       18,472
   Aim Basic Value Fund                        87,084            -
   Wells Fargo Index Fund                     836,474       25,769
   Goldman Sachs Capital Growth             2,078,016    1,972,872
   Wells Fargo Large Company Growth Fund      457,738       77,553
   Janus Twenty Fund                          191,395      114,916
   INVESCO Dynamics Fund                    3,082,949    3,637,276
   INVESCO Small Capital Growth Fund          455,130       60,203
   Janus Worldwide Fund                       338,793      162,227
   Ennis Business Forms, Inc. Common Stock    182,851        8,963
   Participant loans                          586,337      336,343
                                           ----------    ---------
                  Total investments       $14,648,767   $8,086,923
                                           ==========    =========

             ENNIS BUSINESS FORMS, INC. 401(k) PLAN

                      (Modified Cash Basis)


  During  2001,  the  Plan's investments  (including  investments
  bought,   sold   and   held   during  the   year)   appreciated
  (depreciated) in value as follows:

  Registered investment companies       $(2,872,959)
  Common stock                               20,756
                                          ---------
                                        $(2,852,203)
                                          =========

4. Plan Termination

   Although the Company has not expressed any intent to do so, it has the right under the plan to discontinue its contributions
   at   any  time  and  to  terminate  the  Plan  subject  to  the provisions of ERISA.

5. Tax Status of Plan

   The IRS has determined and informed the Company by letter dated September 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's management believe that the Plan is currently being operated within the applicable IRS rules and regulations.

6. Plan Amendments

   Effective February 1, 2001, the Plan was amended to merge the net assets of the Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan into the Plan.

                     ENNIS BUSINESS FORMS, INC. 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                 EIN: 75-0256410
                                   Plan#: 011

                                December 31, 2001


                                      (c) Description of investments
                                          including maturity date,
        (b)  Identity of issue            rate of interest,
             borrower, lessor or          collateral, par, or                   (e) Current
             similar party                maturity value              (d) Cost      value
             -------------------          --------------------------      ----      --------
                                      Wells Fargo Treasury Plus
(a)         Wells Fargo Fund*           Money Market                     **     $ 2,282,340
            Pimco Funds               Pimco Total Fund                   **         307,879
            Janus Funds               Janus Balanced Fund                **       1,023,648
            Wells Fargo Fund*         Wells Fargo LifePath 2010 Fund     **         120,962
            Wells Fargo Fund*         Wells Fargo LifePath 2020 Fund     **         541,653
            Wells Fargo Fund*         Wells Fargo LifePath 2030 Fund     **       1,938,833
            Wells Fargo Fund*         Wells Fargo LifePath 2040 Fund     **         136,685
            Aim Family of Funds       Aim Basic Value Fund               **          87,084
            Wells Fargo Fund*         Wells Fargo Index Fund             **         836,474
            Goldman Sachs Asset       Goldman Sachs Capital Growth
              Management                Fund                             **       2,078,016
                                      Wells Fargo Large Company
            Wells Fargo Fund*           Growth Fund                      **         457,738
            Janus Funds               Janus Twenty Fund                  **         191,395
            INVESCO Family of Funds*  Invesco Dynamics Fund              **       3,082,949
                                      Invesco Small Capital Growth
            INVESCO Family of Funds*    Fund                             **         455,130
            Janus Funds               Janus Worldwide Fund               **         338,793
            Ennis Business Forms,     Ennis Business Forms, Inc.
              Inc.*                       Common Stock                   **         182,851
                                      Loans with interest rates
            Participants*               ranging from 6.75% to 11.5%       -         586,337
                                                                                 ----------
                                               Total investments                $14,648,767
                                                                                 ==========

   * Indicates party-in-interest to the Plan.

   ** Investments are participant-directed, thus cost information is not applicable.

                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         ENNIS BUSINESS  FORMS, INC. 401(k) PLAN



Date:  June 24, 2002     /s/ Robert M. Halowec
                         -----------------------------------
                         Robert M. Halowec,
                         Vice President - Finance and
                         Chief Financial Officer
                         Ennis Business Forms, Inc.


Date:  June 24, 2002     /s/ Harve Cathey
                         -----------------------------------
                         Harve Cathey,
                         Secretary and Treasurer,
                         Principal Accounting Officer
                         Ennis Business Forms, Inc.